                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934


                         Star Multi Care Services, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.001 par value per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    855156204
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

---------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 855156204

________________________________________________________________________________
1.       Name of Reporting Person IRS Identification No.
         Stephen Sternbach

________________________________________________________________________________
2.       Check the Appropriate Box if a Member of a Group
         a.       [ ]
         b.       [ ]

________________________________________________________________________________
3.       SEC Use Only


________________________________________________________________________________
4.       Citizenship or Place of Organization
         USA

________________________________________________________________________________
  NUMBER OF       5    SOLE VOTING POWER
                       291,121
    SHARES
                  ______________________________________________________________
BENEFICIALLY      6    SHARED VOTING POWER
                       -0-
  OWNED BY
                  ______________________________________________________________
    EACH          7    SOLE DISPOSITIVE POWER
                       291,121
  REPORTING
                  ______________________________________________________________
   PERSON         8    SHARED DISPOSITIVE POWER
                       291,121
    WITH

________________________________________________________________________________
9.       Aggregate Amount Beneficially Owned by Each Reporting Person: 291,121


________________________________________________________________________________
10. Check if the Aggregate Amount in row (9) Excludes Certain Shares. [X] Excludes 39,869 shares of the Company's Common Stock owned by the Stephen Sternbach Family Trust; Mr. Sternbach disclaims beneficial ownership with respect to these shares

________________________________________________________________________________
11.     Percent of Class Represented by Amount in Row  9: 14.56%


________________________________________________________________________________
12.     Type of Reporting Person:  IN

________________________________________________________________________________
Item 1(a)         Name of Issuer:

                  Star Multi Care Services, Inc.

________________________________________________________________________________
Item 1(b)         Address of Issuer's Principal Executive Offices:

                  33 Walt Whitman Road
                  Suite 302
                  Huntington Station, New York 11746
________________________________________________________________________________
Item 2(a)         Name of Person Filing:

                  Stephen Sternbach
________________________________________________________________________________
Item 2(b)         Address of Principal Business Office or, if none, Residence:

                  33 Walt Whitman Road
                  Suite 302
                  Huntington Station, New York 11746
________________________________________________________________________________
Item 2(c)         Citizenship:

                  United States of America
________________________________________________________________________________
Item 2(d)         Title of Class of Securities:

                  Common Stock, $.001 par value per share
________________________________________________________________________________
Item 2(e)         CUSIP Number:

                  855 156 105
________________________________________________________________________________
Item 3.           Not applicable.

________________________________________________________________________________
Item 4(a)         Amount Beneficially Owned

                  As of December 31, 1999:

                  291,121 shares. (Includes 117,647 shares subject to stock options exercisable at $1.375 per share)
________________________________________________________________________________
Item 4(b)         Percent of Class: 14.56%

________________________________________________________________________________
Item 4(c)         Number of share as to which such person has:

          (i)     sole power to vote or to direct the vote:              291,121
         (ii)     shared power to vote or to direct the vote:                  0
         (iii)    sole power to dispose or to direct the disposition of: 291,121
         (iv)     shared power to dispose or to direct the disposition of:     0

________________________________________________________________________________
Item 5.           Ownership of Five Percent or Less of a Class:

                  Inapplicable.

________________________________________________________________________________
Item 6.           Ownership of More than Five Percent on Behalf of
                  Another Person.

                  Inapplicable.
________________________________________________________________________________
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Inapplicable.
________________________________________________________________________________
Item 8.           Identification and Classification of Members of the Group:

                  Inapplicable.

________________________________________________________________________________
Item 9.           Notice of Dissolution of Group:

                  Inapplicable.
________________________________________________________________________________
Item 10.          Certification:

                  Inapplicable.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2000


By: /s/ Stephen Sternbach
    ---------------------
       Stephen Sternbach